Exhibit 99.1
Q2
2026
EARNINGS RESULTS
Conference Call
Thursday, July 23, 2026
9:00 a.m. (Mexico City Time)
11:00 a.m. (Eastern Time)

To participate in the conference call please connect via webcast or by dialing:
International Toll-Free:    +1 (888) 350-3870
International Toll:    +1 (646) 960-0308
International Numbers:    https://events.q4irportal.com/custom/access/2324/
Participant Code:    1849111

Webcast:    https://events.q4inc.com/attendee/586656108

The replay will be available two hours after the call has ended and can be accessed from Vesta's IR website.

Juan Sottil
CFO
+52 55 5950-0070 ext. 133
jsottil@vesta.com.mx
Fernanda Bettinger
IRO
+52 55 5950-0070 ext. 163
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Barbara Cano
InspIR Group
+1 (646) 452-2334
barbara@inspirgroup.com

Mexico City, July 22, 2026 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the second quarter ended June 30, 2026. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, Vesta's consolidated financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.
Q2 2026 Highlights
•Vesta delivered solid financial results for the second quarter 2026. Total rental revenue increased to US$ 78.5 million, while rental revenue excluding energy reached US$ 76.0 million, a 16.2% year over year increase. Adjusted Net Operating Income (Adjusted NOI1) margin was 94.0% for the second quarter 2026, while Adjusted EBITDA2 margin was 83.7%. Vesta Funds From Operations (Vesta FFO), totaled US$ 46.1 million for the second quarter 2026, a 6.8% increase compared to US$ 43.1 million for the second quarter of 2025.
•Second quarter 2026 leasing activity reached 2.4 million square feet (sf), including 0.9 million sf of new leases, all with new tenants across the data center infrastructure, electronics, automotive and logistics sectors, reflecting solid market dynamics. Lease renewals accounted for 1.5 million sf, with a weighted average lease term of approximately seven years. Total portfolio occupancy improved by 200 basis points sequentially, reaching 91.7% at quarter end, while stabilized and same-store occupancy reached 93.7% and 95.0%, respectively.
•Renewals and re-leasing activity for the second quarter reached 1.5 million sf, with a trailing 12-month weighted average spread of 10.3%. Same-store NOI for the second quarter 2026 increased by 5.9% year over year.
•As leasing activity for the Company continued to strengthen, Vesta began construction on two new inventory buildings: one in Ciudad Juárez and one in Guadalajara, reflecting continued execution of the Company's Route 2030 strategy. During the quarter, Vesta delivered one building in Guadalajara which was fully occupied upon delivery. Following these construction starts and delivery, construction in progress totaled 1.8 million sf at the end of the second quarter 2026, representing an estimated investment of approximately US$ 162.4 million. The development pipeline was 22.3% pre-leased, with an expected yield on cost of 10.1%.
•During the second quarter, on May 18, the Company announced the closing of its global offering of 1,199,285 American Depositary Shares (ADSs) at a price of US$ 34.62 per ADS in the United States and 58,054,784 common shares at a price of Ps. $59.50 per common share in Mexico. Gross proceeds from the offering totaled approximately US$ 242.5 million, which Vesta intends to use to fund its growth strategy. Subsequently, on June 4, the Company announced that the international underwriters had exercised their option to purchase an additional 774,920 ADSs at a price of US$ 34.62 per ADS, generating approximately US$26.8 million in gross proceeds. These transactions enhance Vesta's overall financial flexibility and support continued execution of its Route 2030 plan.
•During the quarter, Vesta paid a cash dividend of US$ 18.7 million for the first quarter of 2026, equivalent to MXN$ 0.3819 per ordinary share, on May 5, 2026. Subsequent to quarter's end, on July 15, 2026, Vesta paid a cash dividend of US$ 18.7 million for the second quarter of 2026, equivalent to MXN$ 0.3499 per ordinary share.

1 Adjusted NOI and Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers.
2 Adjusted EBITDA and Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers.

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				6 months
Financial Indicators (million)	Q2 2026	Q2 2025	Chg. %	2026	2025	Chg. %
Total Rental Income	78.5	67.3	16.7	155.2	134.3	15.6
Total Revenues (-) Energy	76.0	65.4	16.2	150.1	130.3	15.2
Adjusted NOI	71.5	61.8	15.6	141.9	123.9	14.5
Adjusted NOI Margin %	94.0%	94.5%		94.5%	95.1%
Adjusted EBITDA	63.6	55.0	15.7	125.7	110.3	14.0
Adjusted EBITDA Margin %	83.7%	84.1%		83.8%	84.6%
EBITDA Per Share	0.0681	0.0641	6.3	0.1402	0.1278	9.8
Total Comprehensive Income	97.7	31.4	211.0	205.3	43.7	369.6
Vesta FFO	46.1	43.1	6.8	89.2	88.1	1.3
Vesta FFO Per Share	0.0493	0.0502	-1.8	0.0995	0.1021	-2.5
Vesta FFO (-) Tax Expense	30.3	37.7	-19.7	68.2	73.8	-7.6
Vesta FFO (-) Tax Expense Per Share	0.0324	0.0439	-26.2	0.0760	0.0855	-11.1
Diluted EPS	0.1047	0.0366	185.9	0.2290	0.0507	352.1
Shares (average)	933.6	858.3	8.8	896.5	863.0	3.9
•Second quarter 2026 total rental revenues were US$ 78.5 million; a 16.7% year over year increase from US$ 67.3 million in the second quarter 2025. Total revenues excluding energy increased to US$ 76.0 million; a 16.2% year over year increase from US$ 65.4 million in 2025 driven by US$ 9.1 million of revenue from new contracts and a favorable inflationary impact of US$ 2.1 million.
•Second quarter 2026 Adjusted NOI increased 15.6% to US$ 71.5 million, compared to US$ 61.8 million in the second quarter of 2025. Adjusted NOI margin for the second quarter was 94.0%; a 51 basis point year over year decrease, primarily driven by an increased proportion of costs relative to rental income.
•Adjusted EBITDA for the quarter increased 15.7% to US$ 63.6 million, compared with US$ 55.0 million in the second quarter 2025. Adjusted EBITDA margin for the quarter was 83.7%, a 41 basis point decrease primarily due to higher costs and increased administrative expenses compared with the prior-year period.
•Second quarter 2026 Vesta FFO excluding current tax was US$ 46.1 million, compared to US$ 43.1 million in the second quarter of 2025. This increase was primarily due to higher EBITDA, partially offset by higher interest expense.
•Second quarter 2026 Vesta funds from operations after tax (Vesta FFO less tax expense) decreased to US$ 30.3 million, compared to US$ 37.7 million in the prior-year period. Vesta FFO after tax per share was US$ 0.0324 for the second quarter of 2026, compared with US$ 0.0439 for the same period in 2025, representing a 26.2% decrease. This decrease primarily reflected an impact from current tax expense during the quarter.
•Second quarter 2026 total comprehensive income was US$ 97.7 million, compared with US$ 31.4 million in the second quarter of 2025, primarily due to a higher gain from the revaluation of investment properties and a favorable tax impact during the quarter.
•The total value of Vesta’s investment property portfolio was US$ 4.3 billion as of June 30, 2026 representing a 5.3% increase from US$ 4.1 billion at the end of December 31, 2025.

3

Letter from the CEO
Strong execution and growth- building for a new era of global industry

The world’s economy continues to navigate a complex environment shaped by geopolitical tensions, evolving trade policies, and rapid technological transformation. Escalating conflict in the Middle East has intensified concerns over energy security and global market volatility. At the same time, the July 1 USMCA joint review resulted in continuity, but not resolution. Importantly, the agreement remains fully in force, preserving the preferential tariffs, rules of origin, investment protections and dispute-settlement mechanisms that underpin North American competitiveness, although the annual review process may prolong policy uncertainty.

The rapid adoption of artificial intelligence is reshaping investment across technology, electronics, and higher-value manufacturing supply chains. SpaceX’s recent IPO underscores the scale of investor interest in advanced industries and the growing convergence of aerospace, digital connectivity, artificial intelligence, electronics and precision manufacturing. Although market enthusiasm for individual technology companies may fluctuate, these powerful structural trends, supported by a resilient U.S. economy and consumer demand, continue to reinforce the long-term outlook for premium industrial real estate.

Against this backdrop, Mexico further strengthened its position as a critical manufacturing and logistics hub, accounting for 17.4% of U.S. imports in May compared with 7.5% for China, a remarkable shift that reflects the ongoing reconfiguration of global supply chains. Companies continue to expand across automotive, light manufacturing, and, increasingly, technology and electronics. Demand for Class A industrial space in Mexico remains underpinned by supply-chain regionalization, expanding U.S.-Mexico trade, and investment in higher-value industries.

Second quarter total leasing activity reached 2.4 million square feet, including 0.9 million square feet of new leases- all with new clients in the technology infrastructure, electronics, automotive and logistics sectors. This activity resulted in an occupancy of more than 80% in Monterrey and 100% in both Mexico City and the Central-Southeast region. Additionally, 1.5 million square feet consisted of lease renewals, with a weighted average lease term of seven years and a leasing spread of 16.7%. Total portfolio occupancy therefore improved by 200 basis points sequentially, reaching 91.7% at the end of the second quarter, while stabilized and same-store occupancy reached 93.7% and 95.0%, respectively.

Vesta's development pipeline totaled approximately 1.8 million square feet across seven buildings under construction. During the quarter, Vesta initiated more than 600,000 square feet of new construction in Guadalajara and Ciudad Juárez and continued infrastructure work across most of the land we acquired last year.

Vesta also delivered strong financial results for the second quarter, with rental revenue increasing 16.2% year over year to US$76.0 million. Adjusted NOI increased 15.6% year over year to US$71.5 million, with a margin of 94.0%. Adjusted EBITDA increased 15.7% year over year to US$63.6 million with an 83.7% margin. Vesta FFO for the quarter, excluding current income tax, totaled US$46.1 million, a 6.8% increase compared with the second quarter of 2025.

We also completed our successful dual-listed global offering, generating approximately US$270 million in gross proceeds which provide Vesta with additional financial flexibility to continue executing our Route 2030 plan.

These results reflect another quarter of strong execution, marked by robust leasing activity, improved occupancy, continued progress across our development pipeline, and solid financial performance. They demonstrate the resilience of our business model and underscore the continued progress of our Vesta Route 2030 strategy. Supported by a secured land bank of approximately 23 million square feet and a balance sheet with no secured debt, we have the flexibility to pursue growth while maintaining financial discipline. Looking ahead, we will remain focused on maximizing occupancy, advancing value-creating developments, and maintaining prudent capital allocation. Together, these priorities position Vesta to capture demand as Mexico’s role in global supply chains continues to expand.

Thank you for your continued trust, support and partnership.

Lorenzo D. Berho
CEO

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Second Quarter Financial Summary
Consolidated Statutory Accounts
The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by, reference to our financial consolidated statements, including the notes thereto and are stated in US dollars unless otherwise noted.
All consolidated financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Second quarter 2026 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.
Revenues

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2026	Q2 2025	Chg. %	2026	2025	Chg. %
Revenues
Rental income	72.4	62.2	16.3	140.6	122.8	14.5
Reimbursable building services	3.6	3.2	13.7	9.4	7.5	26.2
Energy Income	2.5	1.9	32.5	5.2	4.0	28.2
Management Fees	0.0	0.0	na	0.0	0.0	(100.0)
Total Revenues	78.5	67.3	16.7	155.2	134.3	15.6
Total Operating Property Costs	(8.7)	(6.5)	33.7	(16.2)	(11.7)	37.7
Related to properties that generate rental income	(7.5)	(5.6)	33.5	(13.7)	(10.0)	35.9
Costs related to properties	(4.6)	(3.6)	27.1	(8.2)	(6.4)	28.7
Costs related to energy	(2.9)	(2.0)	45.0	(5.5)	(3.7)	48.3
Related to properties that did not generate rental income	(1.2)	(0.9)	34.8	(2.5)	(1.7)	48.8
Adjusted Net Operating Income	71.5	61.8	15.6	141.9	123.9	14.5
Vesta’s second quarter 2026 total revenues increased 16.7% to US$ 78.5 million, from US$ 67.3 million in the second quarter 2025. The US$ 11.2 million increase in rental revenue was primarily attributable to: [i] a US$ 9.10 million, or 13.5%, increase from space rented in the second quarter of 2026 which had previously been vacant during the prior year period; [ii] a US$ 2.10 million, or 3.1%, increase from inflation-linked rent adjustments on rented property in the second quarter of 2026; [iii] a US$ 1.7 million, or 2.5%, increase related to the IFRS straight-line rent adjustment; [iv] US$ 0.60 million increase in energy income; [v] a US$ 0.90 million, or 1.3%, increase in rental income due to the conversion of peso-denominated rental income into U.S. dollars; and [vi] US$ 0.40 million increase in reimbursements of expenses paid by Vesta on behalf of tenants.
These increases were partially offset by a US$ 3.50 million, or 5.2%, decrease in rental revenue from leases that expired and were not renewed during the second quarter 2026.
89.3% of Vesta’s second-quarter 2026 rental revenue was U.S. dollar denominated and indexed to the U.S. Consumer Price Index (CPI), compared with 89.4% in the second quarter of 2025. Peso-denominated contracts are adjusted annually based on the equivalent Mexico Consumer Price Index (Indice Nacional de Precios al Consumidor, or INPC).
Property Operating Costs
Vesta’s second quarter 2026 total operating costs reached US$ 8.7 million, compared to US$ 6.5 million in the second quarter 2025; a US$ 2.2 million, or 33.7%, increase due to increased costs associated with both income-generating properties and properties that did not generate rental income .

5

During the second quarter 2026, costs related to investment properties generating rental revenues amounted to US$ 7.5 million, compared to US$ 5.6 million for the same period in 2025. This was primarily attributable to an increase in costs related to maintenance, real estate taxes, insurance, and other property-related expenses, while second quarter 2026 energy-related costs increased by 45.0% to US$ 2.9 million from US$ 2.0 million during the second quarter 2025.
Costs from investment properties that did not generate rental revenues during the second quarter of 2026 increased by US$ 0.3 million, to US$ 1.2 million. This was primarily due to higher real estate taxes, insurance costs and other property-related expenses resulting from new Vesta Parks and slightly higher vacancy rates compared to 2025, partially offset by lower maintenance costs.
Adjusted Net Operating Income (Adjusted NOI) 3
Second quarter Adjusted Net Operating Income increased 15.6% year over year to US$ 71.5 million, while Adjusted NOI margin decreased 51 basis-points to 94.0%. The margin decrease was due to higher operating property costs.
General and Administrative Expenses

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2026	Q2 2025	Chg. %	2026	2025	Chg. %
General and Administrative Expenses	(8.8)	(8.3)	6.1	(18.1)	(16.6)	9.2
Stock- based Compensation Expenses	2.2	2.4	(8.0)	4.5	4.6	(3.1)
Depreciation	(0.5)	(0.1)	317.1	(0.9)	(0.7)	25.5
Adjusted EBITDA	63.6	55.0	15.7	125.7	110.3	14.0
Second quarter 2026 general and administrative expenses totaled US$ 8.8 million, compared with US$ 8.3 million in the second quarter of 2025, representing a 6.1% increase. The increase was primarily due to higher employee salaries and short-term benefits, as well as higher audit, legal and consulting expenses.
Expenses related to the share-based payment of Vesta’s compensation plan amounted to US$ 2.2 million for the second quarter of 2026. For detailed information on Vesta's expenses, please see Note 18 within the Company’s Financial Statements.
Depreciation
Second quarter 2026 depreciation increased to US$ 0.5 million, from US$ 0.1 million in the second quarter of 2025. This amount reflects the depreciation of office space and equipment, as well as the amortization of Vesta's operating systems.
Adjusted EBITDA 4
Second quarter 2026 Adjusted EBITDA increased 15.7% to US$ 63.6 million, from US$ 55.0 million in the second quarter 2025. Adjusted EBITDA margin decreased 41-basis-points to 83.7%, from 84.1% in the prior year period. The margin decrease was due to higher costs and administrative expenses during the second quarter 2026.
_________________________________
1.NOI and NOI Margin calculations have been modified, please refer to Notes and Disclaimers.
2.EBITDA and EBITDA margin calculations have been updated; please refer to the Notes and Disclaimers section.

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Other Income and Expense

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2026	Q2 2025	Chg. %	2026	2025	Chg. %
Other Income and Expenses
Interest income	2.3	0.4	538.9	4.4	1.4	215.38
Other income	2.5	0.9	174.1	6.1	2.5	147.74
Other expense	(1.9)	(0.9)	107.0	(3.5)	(1.4)	143.15
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(17.5)	(11.9)	47.6	(36.5)	(22.2)	64.61
Exchange gain (loss)	3.4	6.3	46.5	3.1	6.2	(49.69)
Share of results of associates	0.1	0.0	2385.7	0.1	0.0	3676.5
Gain from properties sold	0.0	(0.4)	(100.0)	0.0	(0.4)	(100.00)
Gain on revaluation of investment properties	49.6	7.8	534.2	103.0	(8.2)	(1,352.44)
Total other income (expenses)	38.3	2.2	1,648.0	76.7	(22.2)	(446.21)
Total other income for the second quarter of 2026 reached US$ 38.3 million, compared with other income of US$ 2.2 million in the second quarter of 2025, representing an increase primarily due to a higher gain on revaluation of investment properties and higher interest income and other income, partially offset by higher interest and other expenses and a lower foreign exchange gain.
Second quarter 2026 interest income increased to US$ 2.3 million year over year, from US$ 0.4 million in the second quarter of 2025, due to a higher interest-generating cash position during the second quarter of 2026 as compared with the prior year period.
Second quarter 2026 other income resulted in a US$ 2.5 million gain due to the net effect of the Company’s other income items.
Second quarter 2026 other expense totaled US$ 1.9 million expense, reflecting the net effect of the Company’s other expense items.
Second quarter 2026 interest expense increased to US$ 17.5 million, from US$ 11.9 million for the same quarter in 2025, reflecting a higher debt balance year over year.
Vesta’s second quarter 2026 foreign exchange gain was US$ 3.4 million, compared with a US$ 6.3 million gain in the second quarter of 2025. This gain primarily relates to sequential currency movements in Vesta’s dollar-denominated debt balance during the second quarter of 2026 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.
The valuation of investment properties in the second quarter of 2026 resulted in a US$ 49.6 million gain, compared with a US$ 7.8 million gain in the second quarter of 2025. This year over year increase was primarily driven by the commencement of buildings under construction and new leasing activity during the second quarter 2026.

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Profit Before Income Taxes

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2026	Q2 2025	Chg. %	2026	2025	Chg. %
Profit Before Income Taxes	98.8	54.5	81.2	196.7	83.1	136.8
Income Tax Expense	3.1	(26.8)	111.4	6.1	(40.4)	(115.1)
Current Tax	(15.8)	(5.4)	191.1	(21.0)	(14.3)	47.3
Deferred Tax	18.9	(21.4)	(188.4)	27.1	(26.2)	(203.7)
Profit for the Period	101.8	27.7	267.4	202.8	42.6	375.6
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(4.1)	3.7	(211.6)	2.5	1.1	132.4
Total Comprehensive Income for the period	97.7	31.4	211.0	205.3	43.7	369.6
Due to the above factors, second quarter 2026 profit before income taxes reached US$ 98.8 million, compared with US$ 54.5 million in the same quarter of last year.
Income Tax Expense
Vesta reported a US$ 3.1 million income tax gain in the second quarter 2026, compared with a US$ 26.8 million expense in second quarter 2025.
In calculating income tax expense for each quarter of the year, the Company estimated its 2026 effective tax rate, taking into account balance stability, the statutory tax rate, the expected effects of exchange rate movements on tax balances, and anticipated inflationary effects.
Second Quarter 2026 Profit
Due to the above, the Company’s second quarter 2026 profit was US$ 101.8 million, compared with a profit of US$ 27.7 million for the second quarter 2025.
Total Comprehensive Income (Loss) for the Period
Vesta closed the second quarter 2026 with US$ 97.7 million in total comprehensive income, compared with US$ 31.4 million in total comprehensive income in the second quarter of 2025, driven by the factors described above. Total comprehensive income was partially offset by a US$ 4.1 million loss from exchange differences related to the translation of other functional currency operations.

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Funds from Operations (FFO)

				6 months
FFO Reconciliation (million)	Q2 2026	Q2 2025	Chg. %	2026	2025	Chg. %
Profit for the year	101.8	27.7	267.4	202.8	42.6	375.6
Gain on revaluation of investment properties	(49.6)	(7.8)	534.2	(103.0)	8.2	(1,352.4)
Gain in properties sold	0.0	0.4	na	0.0	0.4	na
FFO	52.3	20.3	157.3	99.8	51.3	94.7
Stock- based Compensation Expenses	2.2	2.4	(8.0)	4.5	4.6	(3.1)
Exchange Gain (Loss)	(3.4)	(6.3)	(46.5)	(3.1)	(6.2)	(49.7)
Depreciation	0.5	0.1	317.1	0.9	0.7	25.5
Other income	(2.5)	(0.9)	174.1	(6.1)	(2.5)	147.7
Other income energy	1.9	0.9	107.0	3.5	1.4	143.1
Energy	0.4	0.1	200.6	0.3	(0.4)	(176.9)
Share of results of associates	(0.1)	0.0	2385.7	(0.1)	0.0	3676.5
Interest income	(2.3)	(0.4)	538.9	(4.4)	(1.4)	215.4
Income Tax Expense	(3.1)	26.8	(111.4)	(6.1)	40.4	na
Vesta FFO	46.1	43.1	6.8	89.2	88.1	1.3
Vesta FFO per share	0.0493	0.0502	(1.8)	0.0995	0.1021	(2.5)
Current Tax	(15.8)	(5.4)	191.1	(21.0)	(14.3)	na
Vesta FFO (-) Tax Expense	30.3	37.7	(19.7)	68.2	73.8	(7.6)
Vesta FFO (-) Tax Expense per share	0.0324	0.0439	(26.2)	0.0760	0.0855	(11.1)
Vesta FFO for the second quarter 2026 increased 6.8% to US$ 46.1 million compared with US$ 43.1 million in the second quarter of 2025. Vesta FFO per share decreased to US$ 0.0493 per share for the second quarter of 2026, a 1.8% decrease compared to the second quarter of 2025.
Second quarter 2026 Vesta Funds from Operations after tax expense was US$ 30.3 million, or US$ 0.0324 per share, compared with US$ 37.7 million, or US$ 0.0439 per share, in the second quarter 2025.
Capex
Investing activities during the second quarter of 2026 were primarily related to payments for construction in progress on new buildings in Mexico's Northern, Bajío and Central regions, as well as infrastructure-related expenses, resulting in total investing cash outflows of US$ 90.9 million.
Debt
As of June 30, 2026, Vesta's total debt balance was US$ 1,176.4 million, all of which consisted of long-term liabilities. At quarter end, the Company had no secured debt; 100% of its debt was denominated in U.S. dollars and 87.2% of its interest-rate exposure was fixed.
Stabilized Portfolio
Vesta currently reports stabilized portfolio occupancy and same-store occupancy, as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable comparison of Vesta’s performance with that of its publicly traded industrial real estate peers.
The operating portfolio calculation includes properties which have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

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	Q2 2025			Q2 2026
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	8,277,643	20.6%	294,880	8,572,523	20.4%
Bajio	18,937,695	47.1%	976,737	19,914,433	47.4%
North	12,990,342	32.3%	562,072	13,552,414	32.2%
Total	40,205,680	100%	1,833,689	42,039,369	100%

	Q2 2025		Q2 2026
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	8,277,643	100.0%	8,572,523	100.0%
Bajio	18,183,753	96.0%	18,367,776	92.2%
North	11,927,045	91.8%	12,441,412	91.8%
Total	38,388,441	95.5%	39,381,710	93.7%
Same-Store Portfolio
Based on this calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of current and comparable periods. This is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q2 2025			Q2 2026
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	7,256,309	19.7%	1,021,421	8,277,730	20.6%
Bajio	18,026,641	49.0%	911,047	18,937,689	47.2%
North	11,480,854	31.2%	1,429,072	12,909,926	32.2%
Total	36,763,804	100%	3,361,540	40,125,344	100%

	Q2 2025		Q2 2026
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	7,256,309	100.0%	8,277,730	100.0%
Bajio	17,272,699	95.8%	17,835,532	94.2%
North	11,146,638	97.1%	12,001,103	93.0%
Total	35,675,646	97.0%	38,114,364	95.0%
Total Portfolio
As of June 30, 2026, the Company’s portfolio comprised 232 high-quality industrial assets with a total gross leasable area (GLA) of 43.3 million square feet (4.0 million square meters [m2]) with 89.3% of the Company’s rental revenue denominated in U.S. dollars. The majority of Vesta’s properties are located in Mexico's principal growth markets, including the Northern, Central and Bajío regions. Vesta’s tenants are predominantly multinational companies, and the Company maintains diversified exposure across industries including e-commerce and online retail, food and beverage, automotive, aerospace and logistics, among others.

10

	Q1 2026		Q2 2026
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	8,576,950	20.0%	(4,427)	8,572,523	19.8%
Bajio	20,093,889	46.8%	381,395	20,475,284	47.3%
North	14,283,183	33.3%	(5,389)	14,277,794	33.0%
Total	42,954,022	100%	371,579	43,325,600	100%
Total Vacancy
Vesta’s property portfolio had an 8.3% vacancy rate as of June 30, 2026.

	Q1 2026		Q2 2026
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	299,198	3.5%	0	0.0%
Bajio	1,898,272	9.4%	2,107,508	10.3%
North	2,217,636	15.5%	1,474,192	10.3%
Total	4,415,106	10.3%	3,581,700	8.3%
Projects Under Construction
Vesta is currently developing 1,778,374 sf (165,216 m2) in inventory buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Megaregion 7	375,625	34,897	32.4	Inventory	Apr, 2027	Tijuana	North
Paso del Norte 2	152,019	14,123	12.9	Inventory	Feb, 2027	Ciudad Juárez	North
Guadalajara I 9	314,220	29,192	25.3	Inventory	Oct, 2026	Guadalajara	Bajio
Guadalajara II 1	454,444	42,219	35.5	Inventory	Jun, 2027	Guadalajara	Bajio
Safrán Exp	81,608	7,582	4.5	BTS	Aug, 2026	Querétaro	Bajio
Santa Barbara 1	223,965	20,807	28.8	Inventory	Jan, 2027	Valle de México	Central
Santa Barbara 2	176,493	16,397	23.0	Inventory	Jan, 2027	Valle de México	Central
Total	1,778,374	165,216	162.4
(1)Investment figures include the proportional cost of land and related infrastructure.
*Adjusted based on final leasing terms.

11

Land Reserves
The Company had 51.0 million sf in land reserves as of June 30, 2026.

	March 31, 2026	June 30, 2026
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	3,313,939	3,313,939	—%
Monterrey	15,256,736	15,256,736	—%
Juárez	4,237,626	3,961,693	(7)%
San Luis Potosí	2,555,692	2,555,692	—%
Querétaro	3,561,966	3,561,966	—%
Guanajuato	3,404,979	3,404,979	—%
Aguascalientes	10,281,833	10,281,833	—%
SMA	3,597,220	3,597,220	—%
Guadalajara	5,874,455	5,099,809	-13.2%
Puebla	0	0	na
Mexico City	0	0	na
Total	52,084,445	51,033,865	-2.0%

12

Summary of 6-Month 2026 Results

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2026	Q2 2025	Chg. %	2026	2025	Chg. %
Revenues
Rental income	72.4	62.2	16.3	140.6	122.8	14.5
Reimbursable building services	3.6	3.2	13.7	9.4	7.5	26.2
Energy Income	2.5	1.9	32.5	5.2	4.0	28.2
Management Fees	0.0	0.0	na	0.0	0.0	(100.0)
Total Revenues	78.5	67.3	16.7	155.2	134.3	15.6
Total Operating Property Costs	(8.7)	(6.5)	33.7	(16.2)	(11.7)	37.7
Related to properties that generate rental income	(7.5)	(5.6)	33.5	(13.7)	(10.0)	35.9
Costs related to properties	(4.6)	(3.6)	27.1	(8.2)	(6.4)	28.7
Costs related to energy	(2.9)	(2.0)	45.0	(5.5)	(3.7)	48.3
Related to properties that did not generate rental income	(1.24)	(0.92)	34.8	(2.5)	(1.7)	48.8
Adjusted Net Operating Income	71.5	61.8	15.6	141.9	123.9	14.5
General and Administrative Expenses	(8.8)	(8.3)	6.1	(18.1)	(16.6)	9.2
Stock- based Compensation Expenses	2.2	2.4	(8.0)	4.5	4.6	(3.1)
Depreciation	(0.5)	(0.1)	317.1	(0.9)	(0.7)	25.5
Adjusted EBITDA	63.6	55.0	15.7	125.7	110.3	14.0
Other Income and Expenses
Interest income	2.3	0.4	538.9	4.4	1.4	215.4
Other income	2.5	0.9	174.1	6.1	2.5	147.7
Other expense	(1.9)	(0.9)	107.0	(3.5)	(1.4)	143.1
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(17.5)	(11.9)	47.6	(36.5)	(22.2)	64.6
Exchange gain (loss)	3.4	6.3	46.5	3.1	6.2	(49.7)
Share of results of associates	0.1	0.0	2385.7	0.1	0.0	3676.5
Gain from properties sold	0.0	(0.4)	(100.0)	0.0	(0.4)	(100.0)
Gain on revaluation of investment properties	49.6	7.8	534.2	103.0	(8.2)	(1,352.4)
Total other income (expenses)	38.3	2.2	1,648.0	76.7	(22.2)	(446.2)
Profit Before Income Taxes	98.8	54.5	81.2	196.7	83.1	136.8
Income Tax Expense	3.1	(26.8)	111.4	6.1	(40.4)	(115.1)
Current Tax	(15.8)	(5.4)	191.1	(21.0)	(14.3)	47.3
Deferred Tax	18.9	(21.4)	(188.4)	27.1	(26.2)	(203.7)
Profit for the Period	101.8	27.7	267.4	202.8	42.6	375.6
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(4.1)	3.7	(211.6)	2.5	1.1	132.4
Total Comprehensive Income for the period	97.7	31.4	211.0	205.3	43.7	369.6
Shares (average)	933.6	858.3	8.8	896.5	863.0	3.9
Diluted EPS	0.1047	0.0366		0.2290	0.0507
Revenues increased 15.6% to US$ 155.2 million for the first six months of 2026, compared with US$ 134.3 million for the same period in 2025. Operating costs increased 37.7% to US$ 16.2 million, compared with US$ 11.7 million in 2025, primarily due to higher costs associated with both income-generating properties and properties that did not generate rental income.

13

Adjusted Net Operating Income for the first six months of 2026 was US$ 141.9 million; representing a 14.5% increase from US$ 123.9 million in the same period of 2025. The Adjusted NOI margin for the six months of 2026 reached 94.5%, compared with 95.1% in the same period in 2025.
General and administrative expenses for the first six months of 2026 increased 9.2% to US$ 18.1 million compared to US$ 16.6 million for the same period in 2025. The increase was primarily due to higher employee salaries and short term benefits, as well as higher audit, legal, consulting, marketing and other expenses.
Adjusted EBITDA for the first six months of 2026 was US$ 125.7 million, representing a 14.0% increase from US$ 110.3 million in the same period of 2025. The Adjusted EBITDA margin for first six months of 2026 was 83.8% compared with 84.6% for the same period of 2025.
Total other income for the first six months of 2026 was US$ 76.7 million, compared with total other expense of US$ 22.2 million in the prior year period. The improvement primarily reflected a gain on the revaluation of investment properties and higher other and interest income, partially offset by higher interest and other expense.
The Company’s profit before income taxes amounted to US$ 196.7 million for the first six months of 2026.
The Company reported an income tax gain of US$ 6.1 million for the six months ended June 30, 2026, compared to an income tax expense of US$ 40.4 million for the six months ended June 30, 2025. This year over year improvement was primarily due to a deferred tax gain of US$ 27.1 million, compared with a deferred tax expense of US$ 26.2 million in the prior year period, largely due to the appreciation of the peso.
Profit for the first six months of 2026 was US$ 202.8 million, compared with US$ 42.6 million in the same period of 2025, driven by factors described above.
Vesta closed the six-month period ended June 30, 2026 with US$ 205.3 million in total comprehensive income, compared with US$ 43.7 million for the same period in 2025, driven by the factors previously described. This gain was partially increased by a US$ 2.5 million gain from functional currency translation.
Capital expenditures for the first six months of 2026 totaled US$ 106.4 million, primarily related to investment property development, land acquisitions and infrastructure investments.

14

Subsequent Events
Dividends:
Vesta shareholders approved a US$ 74.8 million dividend at the Company's Annual General Shareholders' Meeting held on April 22, 2026, to be paid in quarterly installments at the closing exchange rate on the day prior to payment. The quarterly dividend per share will be determined based on the outstanding number of shares on the distribution date.
Vesta paid a cash dividend for the second quarter of 2026 on Jul 15, 2026 equivalent to MXN$ 0.3499 per ordinary share. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL) and was recognized as dividends payable in the Company’s financial statements as of June 30, 2026.

Dividends per share
Q1 2026	0.3819
Q2 2026	0.3499

15

Appendix: Financial Tables

				6 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q2 2026	Q2 2025	Chg. %	2026	2025	Chg. %
Revenues
Rental income	72.4	62.2	16.3	140.6	122.8	14.5
Reimbursable building services	3.6	3.2	13.7	9.4	7.5	26.2
Energy Income	2.5	1.9	32.5	5.2	4.0	28.2
Management Fees	0.0	0.0	na	0.0	0.0	(100.0)
Total Revenues	78.5	67.3	16.7	155.2	134.3	15.6
Total Operating Property Costs	(8.7)	(6.5)	33.7	(16.2)	(11.7)	37.7
Related to properties that generate rental income	(7.5)	(5.6)	33.5	(13.7)	(10.0)	35.9
Costs related to properties	(4.6)	(3.6)	27.1	(8.2)	(6.4)	28.7
Costs related to energy	(2.9)	(2.0)	45.0	(5.5)	(3.7)	48.3
Related to properties that did not generate rental income	(1.24)	(0.92)	34.8	(2.5)	(1.7)	48.8
Adjusted Net Operating Income	71.5	61.8	15.6	141.9	123.9	14.5
General and Administrative Expenses	(8.8)	(8.3)	6.1	(18.1)	(16.6)	9.2
Stock- based Compensation Expenses	2.2	2.4	(8.0)	4.5	4.6	(3.1)
Depreciation	(0.5)	(0.1)	317.1	(0.9)	(0.7)	25.5
Adjusted EBITDA	63.6	55.0	15.7	125.7	110.3	14.0
Other Income and Expenses
Interest income	2.3	0.4	538.9	4.4	1.4	215.4
Other income	2.5	0.9	174.1	6.1	2.5	147.7
Other expense	(1.9)	(0.9)	107.0	(3.5)	(1.4)	143.1
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(17.5)	(11.9)	47.6	(36.5)	(22.2)	64.6
Exchange gain (loss)	3.4	6.3	46.5	3.1	6.2	(49.7)
Share of results of associates	0.1	0.0	2385.7	0.1	0.0	3676.5
Gain from properties sold	0.0	(0.4)	(100.0)	0.0	(0.4)	(100.0)
Gain on revaluation of investment properties	49.6	7.8	534.2	103.0	(8.2)	(1,352.4)
Total other income (expenses)	38.3	2.2	1,648.0	76.7	(22.2)	(446.2)
Profit Before Income Taxes	98.8	54.5	81.2	196.7	83.1	136.8
Income Tax Expense	3.1	(26.8)	111.4	6.1	(40.4)	(115.1)
Current Tax	(15.8)	(5.4)	191.1	(21.0)	(14.3)	47.3
Deferred Tax	18.9	(21.4)	(188.4)	27.1	(26.2)	(203.7)
Profit for the Period	101.8	27.7	267.4	202.8	42.6	375.6
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(4.1)	3.7	(211.6)	2.5	1.1	132.4
Total Comprehensive Income for the period	97.7	31.4	211.0	205.3	43.7	369.6
Shares (average)	933.6	858.3	8.8	896.5	863.0	3.9
Diluted EPS	0.1047	0.0366		0.2290	0.0507

16

Consolidated Statements of Financial Position (million)	June 30, 2026	December 31, 2025
ASSETS
CURRENT
Cash and cash equivalents	404.2	336.9
Financial assets held for trading	0.0	0.0
Accounts receivable- net	49.8	47.5
Operating lease receivable	8.8	8.8
Due from related parties	0.0	0.0
Prepaid expenses	9.0	4.1
Guarantee deposits made	0.0	0.0
Total current assets	471.8	397.4
NON-CURRENT
Investment properties	4,347.8	4,129.4
Leasing Terms	1.2	1.4
Office equipment - net	2.4	2.3
Derivative financial instruments	0.0	0.0
Due from related parties	5.9	3.5
Guarantee Deposits made	7.4	8.5
Total non-current assets	4,364.7	4,145.1

TOTAL ASSETS	4,836.5	4,542.5

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	0.0	1.8
Financial leases payable-short term	0.6	0.6
Accrued interest	16.9	10.0
Accounts payable	30.8	30.8
Income tax payable	0.6	14.2
Dividends payable	56.1	17.4
Accrued expenses	5.6	7.3
Total current liabilities	110.6	82.1
NON-CURRENT
Long-term debt	1,176.4	1,273.4
Financial leases payable-long term	0.6	0.8
Derivative financial instruments	0.0	0.0
Guarantee deposits received	33.7	30.0
Long-term accounts payable	11.7	23.4
Employees benefits	3.1	3.7
Deferred income taxes	354.1	381.3
Total non-current liabilities	1,579.7	1,712.6

TOTAL LIABILITIES	1,690.4	1,794.7

STOCKHOLDERS' EQUITY
Capital stock	627.5	580.0
Additional paid-in capital	1,111.1	884.2
Retained earnings	1,448.8	1,320.8
Share-base payments reserve	0.6	7.3
Foreign currency translation	(41.9)	(44.4)
Valuation of derivative financial instruments	0.0	0.0
Total shareholders' equity	3,146.1	2,747.8

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,836.5	4,542.5

17

Consolidated Statements of Cash Flows (million)	June 30, 2026	June 30, 2025
Cash flow from operating activities:
Profit before income taxes	196.7	83.1
Adjustments:
Depreciation	0.6	0.5
Depreciation of right of use assets	0.3	0.3
Gain on revaluation of investment properties	(103.0)	8.2
Straight-line rent adjustment	(1.9)	0.0
Effect of foreign exchange rates	(0.6)	(5.2)
Interest income	(4.4)	(1.4)
Interest expense	34.7	21.4
Amortization debt issuance-related expenses	1.8	0.7
Gain share of results of associates	(0.1)	0.0
Expense recognized related to share-based payments	5.4	8.0
Employee Benefits	(0.5)	0.7
Gain in sale of investment property	0.0	0.4
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	(0.1)	(1.5)
Recoverable taxes	(2.2)	(6.8)
Guarantee Deposits made	0.3	(0.6)
Prepaid expenses	(4.8)	(5.6)
(Increase) decrease in:
Accounts payable	(23.1)	(0.2)
Accrued expenses	(1.6)	(1.0)
Guarantee Deposits received	3.7	2.1
Interest received	4.4	1.4
Income Tax Paid	(34.5)	(14.2)
Net cash generated by operating activities	71.06	90.5

Cash flow from investing activities
Purchases of investment property	(90.9)	(169.4)
Sale of investment property	0.0	(0.4)
Acquisition of office furniture	(0.8)	(0.5)
Investment in associates	(2.3)	(0.7)
Net cash used in investing activities	(93.9)	(171.0)

Cash flow from financing activities
Interest paid	(27.8)	(21.6)
Loans obtained	0.0	100.0
Loans Paid	(100.6)	(47.4)
Dividends paid	(36.1)	(33.6)
Equity issuance proceeds	269.0	0.0
Equity issuance costs paid	(6.6)	0.0
Repurchase of treasury shares	0.0	(36.4)
Payment of lease liabilities	(0.4)	(0.4)
Net cash (used in) generated by financing activities	97.5	(39.3)

Effects of exchange rates changes on cash	(8.1)	0.9
Net Increase in cash and cash equivalents	66.6	(118.9)
Cash, restricted cash and cash equivalents at the beginning of period	337.6	184.9
Cash, restricted cash and cash equivalents at the end of period	404.2	66.0

18

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of January 1, 2025	585.5	905.7	1,148.4	3.9	(46.2)	2,597.3
Dividends declared	0.0	0.0	(69.5)	0.0	0.0	(69.5)
Share-based payments	0.1	0.3	0.0	7.7	0.0	8.0
Repurchase of shares	(7.6)	(28.8)	0.0	0.0	0.0	(36.4)
Vested shares	2.0	7.0	0.0	(9.0)	0.0	0.0
Comprehensive income (loss)	0.0	0.0	42.6	0.0	1.1	43.7
Balances as of June 30, 2025	580.0	884.2	1121.5	2.5	(45.1)	2543.1
Balances as of January 1, 2026	580.0	884.2	1,320.8	7.3	(44.4)	2,747.8
Equity Issuance	45.2	217.2	0.0	0.0	0.0	262.4
Vested shares	2.3	9.7	0.0	(12.0)	0.0	0.0
Share-based payments	0.0	0.0	0.0	5.4	0.0	5.4
Dividends declared	0.0	0.0	(74.8)	0.0	0.0	(74.8)
Comprehensive income (loss)	0.0	0.0	202.8	0.0	2.5	205.3
Balances as of June 30, 2026	627.5	1,111.1	1,448.8	0.6	(41.9)	3,146.1

19

Notes and Disclaimers
Interim Consolidated Condensed Financial Statements: The financial information included in this release for the three-months periods ended June 30, 2026 and 2025 has not been audited.
Exchange Rate: The exchange rates used for figures expressed in US dollars (US$) were as follows:

Date	Exchange Rate
Balance Sheet
June 30, 2025	18.893
June 30, 2026	17.470
Income Statement
Q2 2025 (average)	19.544
Q2 2026 (average)	17.404
6M 2025 (average)	19.981
6M 2026 (average)	17.486
“Adjusted EBITDA” as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period.
“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues minus energy income.
“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus stock-based compensation expense during the relevant period.
“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period minus energy costs.
“Adjusted NOI margin” means Adjusted NOI divided by total revenues minus energy income.
“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.
“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, other energy income net, interest income, total income tax expense, depreciation and stock-based compensation expense and equity plus.
Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.
Percentages may not sum to total due to rounding.
Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.
Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS building.

20

Analyst Coverage
In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokerages:
•Actinver Casa de Bolsa, S.A. de C.V. Grupo Financiero Actinver
•Barclays Bank Mexico, S.A.
•Bank of America
•BBVA Bancomer S.A.
•Bradesco BBI Research
•BTG Pactual US Capital LLC
•Casa de Bolsa Credit Suisse S.A. de C.V.
•Casa de Bolsa Santander S.A. de C.V.
•Citigroup Global Markets Inc.
•GBM Grupo Bursátil Mexicano S.A. de C.V.
•Grupo Financiero Interacciones S.A. de C.V.
•Grupo Signum, S.A. de C.V.
•Goldman Sachs
•Itaú Corretora de Valores S.A
•J.P. Morgan Casa de Bolsa, S.A. de C.V.
•Morgan Stanley
•Scotia Inverlat Casa de Bolsa S.A. de C.V.
•UBS Global Research

About Vesta
Vesta is a leading real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2026, Vesta owned 232 properties located in modern industrial parks across 16 states in Mexico, totaling 43.3 million sf (4.0 million m2) of gross leasable area (GLA). Vesta serves a diversified base of world-class clients across a range of industries, including automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information, please visit: www.vesta.com.mx.
Note on Forward-Looking Statements
This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but

21

are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.
Definitions / Discussion of Non-GAAP Financial Measures:
Change in the Calculation Methodology for Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO
During the year ended December 31, 2023, the Company began to experience various effects associated with its tenants expanding their operations in Mexico, including that among other impacts resulted in increased energy consumption which Vesta recognizes as energy income and energy cost during the period. Management determined that this income and these costs represent a business activity that are not actively managed by the Company and are not related directly to its core operations or strategy. Accordingly, the Company updated its calculation methodology for Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO to exclude energy income and energy costs.
Vesta has applied the change in calculation methodology retroactively. This change had an impact on Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO of US $0.3 million, (US $0.4 million) and US $0.0 million as of December 31, 2023, 2022 and 2021.
Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI
The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. Vesta calculates Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period. The Company calculates NOI as the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period. Adjusted NOI is calculated as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.
Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. The Company's presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Vesta's results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before the Company's cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in the industry, and Vesta presents Adjusted EBITDA to supplement investor understanding of operating performance. Vesta's management believes that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in tenant’s operation, capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

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NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as Vesta typically has a strong development portfolio of “speculative buildings.” Under IAS 40, Vesta has adopted the fair value model to value its investment property and, for that reason, financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. The Company believes NOI is useful to investors as a performance measure and that it provides useful information regarding results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.
Adjusted EBITDA margin, NOI margin and Adjusted NOI margin
The table below also includes a reconciliation of Adjusted EBITDA margin, NOI margin and Adjusted NOI margin to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. The Company presents margin ratios to rental income plus management fees minus electricity income to compliment the understanding of operating

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performance; measuring the Company's profitability compared to the revenues directly related to our business activities.

	For the Three-Month		6 months
	Period Ended June 30,		Cumulative
	2026	2025	2026	2025

	(millions of US$)
Profit for the period	101.8	27.7	202.8	42.6
(+) Total income tax expense	(3.1)	26.8	(6.1)	40.4
(-) Interest income	(2.3)	(0.4)	(4.4)	(1.4)
(-) Other income (1)	(2.5)	(0.9)	(6.1)	(2.5)
(-) Other expense	1.9	0.9	3.5	1.4
(+) Finance costs	17.5	11.9	36.5	22.2
(-) Exchange gain (loss) - net	(3.4)	(6.3)	(3.1)	(6.2)
(-) Share of results of associates	(0.1)	0.0	(0.1)	0.0
(-) Gain on sale of investment property	0.0	0.4	0.0	0.4
(-) Gain on revaluation of investment property	(49.6)	(7.8)	(103.0)	8.2
(+) Depreciation	0.5	0.1	0.9	0.7
(+) Share-based compensation	2.2	2.4	4.5	4.6
(-) Energy income	(2.5)	(1.9)	(5.2)	(4.0)
(+) Energy Expense	2.9	2.0	5.5	3.7
Adjusted EBITDA	63.6	55.0	125.7	110.3
(+) General and administrative expenses	8.8	8.3	18.1	16.6
(-) Share -based compensation expense	(2.2)	(2.4)	(4.5)	(4.6)
NOI	70.2	60.9	139.4	122.2
(+) Property operating costs related to properties that did not generate rental income	1.2	0.9	2.5	1.7
Adjusted NOI	71.5	61.8	141.9	123.9
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to the audited consolidated financial statements.
Reconciliation of FFO and Vesta FFO
The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. Vesta FFO is calculated as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.
The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to business operations. Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, management believes Vesta FFO’s usefulness as a measure of performance may be limited.

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The Company's calculation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		6 months
	Period Ended June 30,		Cumulative
	2026	2025	2026	2025

	(millions of US$)
Profit for the period	101.8	27.7	202.8	42.6
(-) Gain on sale of investment property	0.0	0.4	0.0	0.4
(-) Gain on revaluation of investment property	(49.6)	(7.8)	(103.0)	8.2
FFO	52.3	20.3	99.8	51.3
(-) Exchange gain (loss) – net	(3.4)	(6.3)	(3.1)	(6.2)
(-) Other income(1)	(2.5)	(0.9)	(6.1)	(2.5)
(-) Other expense	1.9	0.9	3.5	1.4
(-) Share of results of associates	(0.1)	0.0	(0.1)	0.0
(-) Interest income	(2.3)	(0.4)	(4.4)	(1.4)
(+) Total income tax expense	(3.1)	26.8	(6.1)	40.4
(+) Depreciation	0.5	0.1	0.9	0.7
(-) Share -based compensation expense	2.2	2.4	4.5	4.6
(-) Energy income	(2.5)	(1.9)	(5.2)	(4.0)
(+) Energy Expense	2.9	2.0	5.5	3.7
Vesta FFO	46.1	43.1	89.2	88.1
(1)Includes other income and expenses unrelated to Vesta's operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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